China Nutrifruit Group Limited
No. 2 Wenhua Street
Dongfeng New Village
Daqing, Heilongjiang 163311
People’s Republic of China

March 3, 2009

By EDGAR Transmission and by Hand Delivery

Mr. Norman Gholson
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE Washington, DC 20549

Re

China Nutrifruit Group Limited
Registration Statement on Form S-1, Amendment No. 2
Filed February 9, 2009
File No. 333-154222

On behalf of China Nutrifruit Group Limited ("China Nutrifruit" or the "Company"), we hereby submit the Company’s responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff’s letter, dated February 9, 2009 (the "Comment Letter"), providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the "Registration Statement").

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we", "us" and "our" refer to the Company on a consolidated basis.

Form S-1/A Filed February 9, 2009

General

1.

Please provide an updated consent with your next amendment.

China Nutrifruit Response: Per the Staff’s request, we have provided updated consents with amendment 3 to the Registration Statement.

2.

Please provide updated financial information with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

China Nutrifruit Response: Per the Staff’s comment, we have updated our financial statements to include unaudited consolidated financial statements for the nine months ended December 31, 2008 and unaudited pro forma condensed consolidated statements of income for the nine months ended December 31, 2008 with amendment 3 to the Registration Statement. We have also updated our Summary Consolidated Financial Information and MD&A.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186-459) 4609488 or Jing Zhang, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8323.

Sincerely,

China Nutrifruit Group Limited

By:	/s/ Jinglin Shi
Jinglin Shi
Chief Executive Officer